UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

September 10, 2002

Maureen Brundage
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

**Re: Koninklijke Ahold N.V.'s tender offer for shares and ADSs of Santa Isabel S.A.
Division of Market Regulation File No.: TP 02-120**

Dear Ms. Brundage:

We are responding to your letter dated September 10, 2002 to Dennis Garris and James Brigagliano. A copy of that incoming correspondence is attached. Each defined term in this letter has the same meaning as in your September 10, 2002 letter, unless we indicate otherwise.

You request relief from Rules 14d-10(a)(1) and 14e-5 under the Securities Exchange Act of 1934 (Exchange Act). Based on the representations in your letter but without necessarily concurring in your analysis, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from Rules 14d-10(a)(1) and 14e-5 under the Exchange Act for purposes of the U.S. Offer for Shares and ADSs of Santa Isabel S.A.

The exemption from Rule 14d-10(a) is to permit Ahold to make the U.S. Offer available to all holders of ADSs and all holders of Shares who are resident in the United States. All persons who hold Shares, including U.S. persons, may participate in the Chilean Offer. The exemption from Rule 14e-5 is to permit Ahold to purchase Shares in the Chilean Offer while the U.S. Offer is pending.

In granting this relief, we note that, except for the relief specifically granted here, Ahold will comply with Rule 14e-5. You do not request, and we do not grant any relief for purchases or arrangements to purchase Shares or ADSs otherwise than pursuant to the Offers. The exemption from Rule 14e-5 also does not apply to purchases or arrangements to purchase Shares or ADSs by Ahold before the grant of this exemption.

These exemptions from Rule 14d-10(a)(1) and 14e-5 are based solely on your representations and the facts presented in your letter, as supplemented by telephone conversations with the Commission staff. The relief is strictly limited to the application of these rules to this transaction. You should discontinue this transaction pending further consultations with the staff, if any of the facts or representations set forth in your letters change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Corporation Finance and Market Regulation express no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance
pursuant to delegated authority,

Dennis O. Garris
Chief
Office of Mergers & Acquisitions

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority,

James A. Brigagliano
James A. Brigagliano
Assistant Director
Division of Market Regulation

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September 10, 2002

BY FACSIMILE

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Chief, Office of Mergers and Acquisitions
Division of Corporate Finance
Attn: Dennis O. Garris

Assistant Director, Office of Risk Management and Control
Division of Market Regulation
Attn: James A. Brigagliano

Re: **Tender Offer for Shares and ADSs of Santa Isabel S.A. by Koninklijke Ahold N.V., Disco Ahold International Holdings N.V., Inversiones Santa Isabel S.A. and Gestión, Rentas e Inversiones Apoquindo Limitada**

Dear Messrs. Garris and Brigagliano:

We are writing on behalf of our client Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat located in Zaandam (Municipality Zaanstad) (together with its subsidiaries, "Ahold"), Disco Ahold International Holdings N.V., a corporation organized and existing under the laws of the Netherlands Antilles and a wholly owned subsidiary of Ahold ("DAIH"), Inversiones Santa Isabel S.A., a privately held stock company incorporated under the laws of the Republic of Chile and a subsidiary of DAIH ("Inversiones"), and Gestión, Rentas e Inversiones Apoquindo Limitada, a newly formed, limited liability company organized and existing under the laws of the Republic of Chile and a wholly owned subsidiary of Ahold (the "Chilean Purchaser" and, together with Ahold, DAIH and Inversiones, the "Bidders"). The Bidders are seeking to acquire through all cash tender offers all of the outstanding shares of common stock (the "Shares") of Santa Isabel S.A. ("Santa Isabel"), a publicly traded stock corporation organized under the laws of the Republic of Chile, including Shares represented by American Depositary Shares (the "ADSs"), each representing 15 Shares, other than Shares and ADSs currently owned by Ahold and its affiliates. Ahold directly and indirectly through DAIH and Inversiones currently beneficially owns 414,393,680 Shares of Santa Isabel (including Shares represented by ADSs), representing approximately 70.2% of the outstanding Shares of Santa Isabel.

The Bidders are making the proposed all cash tender offers using a dual offer structure. Ahold is making concurrent offers in the United States and in Chile. The United States offer (the "U.S. Offer") is being made by DAIH and is open to all holders of ADSs, regardless of residency, and to all holders of Shares who are resident in the United States ("U.S. Residents") within the meaning of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The offer in Chile (the "Chilean Offer" and, together with the U.S. Offer, the "Offers") is being made by the Chilean Purchaser is open to all holders of Shares, including U.S. Residents, and is not open to holders of ADSs. Holders of Shares who are U.S. Residents are permitted to tender, at their option, into either the U.S. Offer or the Chilean Offer. Holders of ADSs are required to tender their ADSs into the U.S. Offer. Holders who tender their Shares in the Chilean Offer will receive Chilean pesos 190 per Share. Holders who tender their Shares or ADSs in the U.S. Offer will receive Chilean pesos 190 per Share and Chilean pesos 2,850 per ADS, in each case payable in U.S. dollars based upon the Observed Exchange Rate (defined below) published in the Official Gazette in Chile at the expiration date of the U.S. Offer.

The Offers are being made, in part, so as to comply with potentially applicable provisions of Chilean law. On August 7, 2002, Ahold increased its ownership of the outstanding shares of capital stock of DAIH which then became a wholly owned subsidiary of Ahold. Under Article 69 Third of the Chilean Corporations Law ("Article 69"), any person that acquires ownership of 66 2/3% or more of the outstanding shares of voting stock of a public Chilean company must make a tender offer for the remaining outstanding stock within 30 days from the date of such acquisition. It is unclear whether Article 69 applies to a person that acquires shares of a non-public company which in turn owns shares of voting stock of a public Chilean company. As a result, Article 69 may apply to Ahold's acquisition of all of the outstanding capital stock of DAIH. If it is applicable, Ahold could be deemed to have acquired ownership of 66 2/3% or more of the outstanding Shares of Santa Isabel once Ahold's ownership of DAIH exceeded 94.9% (resulting mathematically in its indirect ownership of 66 2/3% or more of the Shares), which occurred on August 7, 2002. Accordingly, if Article 69 is applicable to Ahold's acquisition of the capital stock of DAIH, Ahold would be required under Article 69 to commence a tender offer for the outstanding Shares of Santa Isabel not owned by Ahold within 30 days following the acquisition of such control or by September 6, 2002. According to Chilean law, the failure to commence such a public tender offer by September 6, 2002, would trigger a right for minority holders of Shares to put their shares back to Santa Isabel during a 30-day period starting on September 7, 2002, at a price determined from the weighted average trading price on stock exchanges in Chile during the two month period ending on September 6, 2002 (*i.e.*, the two month period preceding the last day on which the acquiror can commence a tender offer under Article 69). In light of the potential applicability of Article 69 to Ahold, as well as Ahold's desire to acquire the remaining outstanding Shares and ADSs of Santa Isabel, Ahold publicly announced on August 25, 2002, its plans to commence the Offers. The Offers were then commenced on September 3, 2002.

Ahold and Santa Isabel are both subject to the information requirements of the Exchange Act applicable to "foreign private issuers," each having a class of securities registered under Section 12(b) of the Exchange Act, and in accordance therewith files periodic reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the "Commission") relating to its business, financial condition and other matters.

According to information provided by Santa Isabel, as of September 3, 2002, Santa Isabel had approximately 590,403,597 issued and outstanding Shares, including 24,277,785 Shares evidenced by ADSs. As mentioned above, 70.2% or 414,393,680 of the outstanding Shares of Santa Isabel (including 2,845,500 Shares represented by ADSs) are held by Ahold and its affiliates. The remaining 29.8% or 176,009,917 Shares are held by other public shareholders. According to Santa Isabel's share register and based on inquiries of banks and brokers in Chile with respect to the holders of Shares, as of September 3, 2002, the only Shares that were held of record by, or on behalf of, U.S. Residents, were 300,000 Shares held by one entity listed in the share registry with a U.S. address. With respect to the Shares evidenced by ADSs, Ahold has been informed (based upon inquiries with banks and brokers) that ADSs representing 500,000 Shares were held on behalf of non-U.S. Residents as of September 4, 2002 (in addition to the 2,845,500 Shares represented by ADSs owned by Ahold and its affiliates). For purposes of this letter, we assume that the remainder of the Shares represented by ADSs are held by or on behalf of U.S. Residents. Based upon the foregoing, a total of 21,232,285 Shares were held by U.S. Residents. As a result, excluding the Shares held by Ahold and its affiliates, approximately 12.1% of Santa Isabel's Shares were held by U.S. Residents on or about September 3, 2002.

Santa Isabel's Shares are traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaiso Stock Exchange, and its Shares and ADSs are registered under the Exchange Act and traded on the NYSE under the symbol "ISA." On August 23, 2002, the last trading day on the Santiago Stock Exchange and the New York Stock Exchange ("NYSE") before Ahold announced the Offers, the last reported sale price of Shares of Santa Isabel on the Santiago Stock Exchange was Chilean pesos 155 per share and the last sale price of ADSs reported on the NYSE was $3.05 per ADS. On August 23, 2002, the Observed Exchange Rate (as defined below) was 705.09 Chilean pesos to the U.S. dollar.

We are requesting herein exemptive relief from the provisions of Rule 14e-5 of the Exchange Act to permit the Bidders to make purchases of Shares pursuant to the Chilean Offer and exemptive relief from the provisions of Rule 14d-10 of the Exchange Act to permit the dual offer structure described in this letter. Other than with respect to Rules 14d-10(a)(1) and 14e-5, the Bidders intend to fully comply with all other tender offer rules under the Exchange Act.

Background Information

Ahold is an internationally diverse food provider with operations in the United States, Europe, Latin America and Asia Pacific and, based on fiscal 2001 sales, is one of the top seven food retailers in the United States. Ahold's retail business consists of its retail chain sales, sales to franchise stores and sales to associated stores. As of the end of fiscal 2001, Ahold operated or serviced 8,842 stores, including 1,153 franchise stores and 2,625 associated stores. The store format primarily used by Ahold is the supermarket. However, Ahold also operates or services hypermarkets, discount stores, specialty stores, cash-and-carry stores and convenience stores.

Ahold's operations are located primarily in the United States and Europe. Ahold also has operations in several countries in the Asia Pacific region and in Latin America. In Chile specifically, as noted above, Ahold beneficially owns 70.2% of the outstanding Shares of Santa Isabel. Santa Isabel is the second largest supermarket operator in Chile, Peru and Paraguay in terms of net sales. As of June 30, 2002, Santa Isabel operated 118 stores including 76 supermarkets in Chile, 31 supermarkets in Peru and 11 supermarkets in Paraguay. Santa Isabel's store base is located principally in urban areas.

Chilean Law and the Chilean Tender Offer Procedure

Chile has adopted laws governing tender offers for Chilean companies. We have been advised by Ahold's Chilean legal counsel, Morales, Noguera, Valdivieso & Besa, that the Chilean *Superintendencia de Valores y Seguros*, the Chilean securities commission (the "SVS") has authority to regulate transactions of the type proposed by Ahold. The SVS has advised Ahold's Chilean counsel that, pursuant to Chilean law, tender offers must be addressed to all shareholders of the subject company on equal terms, and therefore, Ahold cannot exclude U.S. Residents holding Shares from the Chilean Offer.

Chilean law requires that any person seeking control of a Chilean listed corporation by means of a tender offer must make the offer to all shareholders on the same conditions and must comply with Title XXV of the Chilean Securities Act. Title XXV provides, among other things, that the bidder publicly announce the tender offer in two Chilean national newspapers one day before the tender offer is open for tenders. Withdrawal rights must be extended throughout the term of the offer, including any extension.

The initial Chilean tender offer must be open for a minimum period of 20 calendar days and a maximum period of 30 calendar days, unless the issuer has shares held through a depositary, in which case, the initial offer must remain open for a period of 30 calendar days. The offer may be extended one time for a minimum of five calendar days and a maximum of 15 calendar days. The offer may be amended only to increase the price offered or increase the maximum number of shares sought in the offer. If the price is increased, the increased price shall be paid to all tendering shareholders. Three calendar days after the expiration of the offer, the bidder must publicly announce the results of the tender offer. Payment is made pursuant to Chilean market practice within two to five calendar days after such announcement.

On December 20, 2000, a new tender offer law in Chile was enacted. The new Chilean law permits tender offers to be effected either on or off a Chilean stock exchange and also permits pension funds to participate in such tender offers. Prior to the enactment of the new law, Chilean pension funds were prohibited by Chilean law from selling securities held by them other than in transactions effected on a Chilean stock exchange. As a result, prior to the enactment of the new tender offer law, most tender offers were conducted through an auction process on a Chilean stock exchange. In contrast the Chilean Offer has been effected on the Santiago Stock Exchange pursuant to the system established by the Santiago Stock Exchange and approved by the SVS, denominated *Sistema de Ofertas a Firme en Bloque*, or "System of Firm Offers," as opposed to the auction process. A System of Firm Offers structure requires each holder of the subject securities who wishes to participate to place an order for the sale and to transfer its securities either directly to the Santiago Stock Exchange stockbroker acting on behalf of the bidder or to any other stockbroker of the Santiago Stock Exchange who then places an "acceptance order" acting on behalf of the shareholder with the Santiago Stock Exchange. Under this system, each "acceptance order" is registered by book-entry transfer through Santiago Stock Exchange brokers participating as intermediaries. If all conditions of the tender offer are satisfied, on the third calendar day after the expiration date, the bidder must publish an advertisement indicating its acceptance of the tendered shares. The bidder must submit a copy of such advertisement to the Santiago Stock Exchange on the date such advertisement is published. Upon the submission of the advertisement to the Santiago Stock Exchange, the Santiago Stock Exchange performs a "matching" of the acceptance orders submitted and the number of shares recorded on their book-entry system as having been tendered in order to confirm that the numbers are identical.

The Proposed Transaction Structure

The Chilean Offer and the U.S. Offer have substantially identical terms and are conducted, subject to limited exceptions, with substantially identical procedures. The Offers will be effected as follows:

1. On August 26, 2002, Ahold issued in the U.S. and Chile a press release announcing the Offers.

2. On September 3, 2002, Ahold published a summary of the Chilean Offer in two Chilean national newspapers, filed the Chilean prospectus relating to the Chilean Offer with the SVS and delivered copies of the Chilean prospectus to the Santiago Stock Exchange and Santa Isabel.

3. Also, on September 3, 2002, Ahold published a summary of the U.S. Offer in the United States in a Chilean national newspaper and concurrently commenced the U.S. Offer. In addition, Ahold filed a Schedule TO with the Commission and a Spanish translation of the disclosure contained in the Schedule TO with the SVS and such translation has been made available to interested persons.

4. The U.S. Offer documents disclose that U.S. Residents holding Shares could tender into either the U.S. Offer or the Chilean Offer. In addition to describing the method for tendering into the U.S. Offer, the U.S. Offer documents describe the method for tendering Shares into the Chilean Offer. Ahold has currently distributed the U.S. Offer documents to the one holder listed on the share registry of Santa Isabel as having a U.S. address. Ahold intends to file English translations of the Chilean Offer documents with the Commission as exhibits to an amendment to the Schedule TO.

5. The U.S. Offer will initially remain open until October 3, 2002, which is at least 20 business days after the filing date of the Schedule TO, and the Chilean Offer initially will remain

open until October 3, 2002, which is at least 30 calendar days from the commencement of the Chilean Offer. The Offers disclose that, except as required by applicable law and regulations described below, Ahold intends to consummate the U.S. Offer concurrently with the Chilean Offer.

6. In the event the price per Share in the Chilean Offer is increased, Ahold will (and the U.S. Offer disclosed that Ahold will) make a corresponding increase to the price to be paid per Share and ADS pursuant to the U.S. Offer (taking into account the number of Shares represented by each ADS). In the event the price per Share in the U.S. Offer is increased, Ahold will (and the Chilean Offer disclosed that Ahold will) make a corresponding increase to the price to be paid per Share pursuant to the Chilean Offer.

7. To tender into the Chilean Offer, a shareholder is required to deliver to a Chilean stockbroker its Shares, together with certain documents required under Chilean law.

8. The offer price for the Shares and the ADSs accepted for payment pursuant to the U.S. Offer will be paid in U.S.dollars, with the dollar amount thereof being determined by reference to the daily average dollar-to-peso exchange rate at which commercial banks conduct authorized transactions in Chile as determined by the Central Bank of Chile and published in the Official Gazette of Chile (the "Observed Exchange Rate") on the expiration date of the U.S. Offer. The purchase price for the Shares accepted for payment pursuant to the Chilean Offer will be paid in Chilean pesos.

9. Chilean law does not permit Ahold to purchase Shares in the market after announcement of the Chilean Offer and Ahold does not intend to, and will not, during the period from the announcement of the Offers until the expiration of the Offers, purchase any Shares or any ADSs or enter into any arrangements to make any such purchases other than purchases of Shares in the Chilean Offer and purchases of ADSs and Shares pursuant to the U.S. Offer.

10. If all conditions of the Chilean Offer are satisfied, on the third calendar day after the expiration date, the Chilean Purchaser must publish an advertisement indicating its acceptance of the tendered shares. The Chilean Purchaser must submit a copy of such advertisement to the Santiago Stock Exchange on the date such advertisement is published. Upon the submission of the advertisement to the Santiago Stock Exchange, the Santiago Stock Exchange will perform a "matching" of the acceptance orders submitted and the number of shares recorded on their book-entry system as having been tendered in order to confirm that the numbers are identical.

11. Payment for the Shares tendered in the Chilean Offer will be made in accordance with Chilean market practice which must occur two business days following the submission of the copy of such advertisement to the Santiago Stock Exchange.

12. Tenders of Shares and ADSs made pursuant to the U.S. Offer may be withdrawn at any time prior to the expiration date of the U.S. Offer, as described in the U.S. Offer documents. Further, the U.S. Offer documents explain that tenders may be withdrawn after the expiration of 60 calendar days from the commencement of the U.S. Offer, pursuant to Section 14(d)(5) of the Exchange Act, if a tender had not yet been accepted. As explained above, Chilean law requires

that withdrawal rights be provided throughout the term of the Chilean Offer and any extensions thereto.

13. Assuming the successful completion of the Offers, and subject to applicable laws and rules of the Chilean authorities and the stock exchanges, Ahold intends to cause Santa Isabel (a) to delist its Shares from the Chilean stock exchanges and (b) to cease being subject to the reporting requirements applicable to publicly traded companies in Chile. Assuming the successful completion of the Offers, and subject to applicable laws and the rules of the NYSE, Ahold intends (a) to cause Santa Isabel to delist the ADSs from the NYSE and (b) to cease being subject to the periodic requirements provided for under the rules of the Commission relating to publicly held companies. In addition, Ahold currently intends to retain all of its Shares and ADSs, including those tendered pursuant to the Offers. However, Ahold reserves the right to make any changes it deems necessary or appropriate in light of its review or in light of future developments.

Except as otherwise described herein, the U.S. Offer would be conducted pursuant to, and in compliance with, all provisions of the Exchange Act and the rules thereunder. The Chilean Offer would be conducted pursuant to, and in compliance with, all applicable Chilean laws and regulations.

Differences Between the Offers

As described above, the Chilean Offer and the U.S. Offer have substantially identical terms including the same offer price. The two Offers differ in the following ways:

1. Only U.S. Residents and persons holding ADSs may participate in the U.S. Offer, whereas the Chilean Offer is open to all persons holding Shares, including U.S. Residents.

2. While the Offers are scheduled to expire on the same date, the U.S. Offer may be required to be extended beyond the expiration date of the Chilean Offer due to differences between U.S. and Chilean tender offer provisions. Under Chilean law, the initial offering period of a tender offer may not exceed 30 calendar days. The tender offer may then be extended one time for a period of five to 15 calendar days. Thus, the maximum time period that a Chilean tender offer can remain open is 45 calendar days. Under U.S. tender offer regulations, a tender offer must remain open for at least 20 business days, but there is no maximum time limit. Under some circumstances (such as a change in the price offered per share or other material change in the terms of the U.S. Offer), U.S. tender offer regulations may require an extension of the expiration date of the U.S. Offer to a date later than such 45th day. Should such an extension be required, Ahold would request that the Chilean authorities permit a corresponding change in the duration of the Chilean Offer, but Chilean counsel has advised that, in its opinion, the likelihood of a change being permitted is small. Unless such a change were permitted, persons participating in the Chilean Offer would be paid before persons participating in the U.S. Offer. Ahold does not intend, however, to extend the expiration date of the U.S. Offer beyond the date of the Chilean Offer unless required to do so under applicable law. The U.S. Offer documents disclosed (a) that Chilean law currently prohibits the extension of the expiration date of the Chilean Offer to a date later than the 45th day after the commencement of the Chilean Offer, (b) that, under some

circumstances (such as a change in the offer price or other material change in the terms of the U.S. Offer), United States law may require an extension of the expiration date of the U.S. Offer to a date later than such 45th day and that, in such event, Ahold might be required to purchase Shares in the Chilean Offer before it purchases ADSs and Shares in the U.S. Offer, and (c) that, except as required by applicable law and regulations, Ahold intends to consummate the U.S. Offer concurrently with the Chilean Offer.

3. Chilean laws governing the withdrawal rights of tendering holders are different from U.S. laws governing such rights, as discussed above.

4. Ahold will disseminate the U.S. Offer documents to all ADS holders and to all holders of Shares who are U.S. Residents. The Chilean Offer will be made solely through the publication of the Chilean Offer in two national newspapers. Consistent with Chilean law, no offer documents will be disseminated in the Chilean Offer.

5. The purchase of Shares tendered in the Chilean Offer will be effected on the Santiago Stock Exchange whereas the purchase of Shares tendered in the U.S. Offer will be made by direct payments to tendering holders of Shares who are U.S. Residents.

Discussion

Rule 14d-10 Issues

Rule 14d-10(a)(1) promulgated under the Exchange Act provides that no person shall make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer is open to holders of ADSs and all holders of Shares held by U.S. Residents and, conversely, the Chilean Offer is open to holders of Shares, including U.S. Residents. Literal application of Rule 14d-10(a)(1) would prohibit the dual structure of the Offers.

The Commission has adopted certain exemptive rules for cross-border tender and exchange offers, business combinations and rights offerings relating to the securities of foreign companies. The promulgating release (Release Nos. 33-7759, 34-42054; International Series Release No. 1208) (the "Cross-Border Release") indicates that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in these types of transactions. As described above, there are several points of conflict between the Chilean regulations and the tender offer rules and practice in the United States. We believe that the best method for reconciling these conflicts is a dual offer structure that permits participation by U.S. persons in both offers. Rule 14d-1(d)(2)(ii) of the Exchange Act (the "Tier II Exemption") provides relief for dual offers where the U.S. Offer is made to all U.S. Residents and the foreign offer is made to all non-U.S. Residents. One of the requirements to qualify for a Tier II Exemption is that U.S. Residents do not hold more than 40% of the class of securities sought in the tender offer, as measured on the 30th day preceding the commencement of the tender offer. As noted above, excluding the Shares held by Ahold and its affiliates, only approximately 12.1% of Santa Isabel's Shares were held by U.S. Residents on or about September 3, 2002. Nevertheless, Ahold did not make this calculation 30 days' prior to the commencement of the Offers, as required by the Tier II

Exemption. Although Ahold has no reason to believe that the percentage of U.S. ownership would have been substantially different on the 30th day preceding the Offers than on or about September 3, 2002, because Ahold did not make the calculations as of the required date, Ahold does not qualify for a Tier II Exemption. Moreover, even if Ahold were to qualify for a Tier II Exemption, the relief contained in Rule 14d-1(d)(2)(ii) would not technically be available to Ahold since U.S Residents can tender into the either the U.S. Offer or the Chilean Offer. As a result, Ahold is not requesting for relief under a Tier II Exemption.

In view of the fact that there are no material differences between the U.S. Offer and the Chilean Offer, the Bidders respectfully request that the Offers be exempted from compliance with Rule 14d-10(a)(1) of the Exchange Act. Given (i) the SVS has indicated that Chilean law does not permit the exclusion of U.S. Residents who hold Shares from the Chilean Offer, (ii) that the Offers are being made for all outstanding Shares and ADSs and upon the same financial terms (taking into account, in the case of ADSs, the number of Shares represented by ADSs), (iii) that the procedural terms of the Offers, including the commencement date, the expiration date, the payment date, are the same, except with respect to possible extensions required by U.S. tender offer laws and regulations, and (iv) that the U.S. Offer documents are being to all U.S. Residents holding Shares, we believe that the requested exemption is both appropriate and consistent with the intent of the Cross-Border Release.

We believe the exemptive relief required from Rule 14d-10 with respect to the Chilean Offer is, in large measure, contemplated by or consistent with the exemptive relief granted in connection with other, similarly structured tender offers. See AES Corporation's Offer for Shares and Exchange Offer for ADSs of Gener S.A. (available November 6, 2000) (the "AES Letter"); ENDESA S.A. Tender Offer for Shares and ADSs of Empresa Nacional de Electricidad S.A. (Endesa Chile) (available April 28, 1999) and ENDESA, S.A. Tender Offer for Shares and ADSs of Enersis S.A. (February 3, 1999) (the "Endesa Letters"); and IVAX Corporation's Tender Offer for Shares and ADSs of Laboratorio Chile S.A. (available June 5, 2001) (the "IVAX Letter"). In these letters, the bidder was granted exemptive relief from the application of Rule 14d-10 in the context of dual offers in the United States and Chile for shares and ADSs. The offer in the AES Letter consisted of an offer to exchange ADSs in the United States and a concurrent offer to purchase shares for cash only in Chile via a Chilean auction process. The offers in the Endesa Letters consisted of offers to purchase for cash shares and ADSs in the United States and a concurrent offer to purchase for cash shares in Chile via a Chilean auction process. The offers in the IVAX Letter consisted of an all cash offer to purchase shares and ADSs in which the offer in the United States was for shares and ADSs (open to U.S. Residents only) and the offer in Chile was open to all shareholders (including U.S. Residents) via a System of Firm Offers. The System of Firm Block Offers, as discussed above, was established by the Santiago Stock Exchange subsequent to the enactment of the new tender offer law on December 20, 2000. Therefore, unlike the AES Letter and the Endesa Letters, where the offers were conducted before the new law was enacted and were conducted on the stock exchange via a Chilean auction process, and like the IVAX Letter, the Chilean Offer will be conducted on the stock exchange pursuant to a System of Firm Offers, which, as described above, is substantially similar to the U.S. Offer.

See also the following letters, among others, where the Commission recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws of a different country. In each case, the Commission provided the bidder with an exemption from Rule 14d-10 so that the non-U.S. offers could be conducted without compliance with Section 14(d) of the Exchange Act and the rules thereunder. See, among others, Primor Alimentos C.A. Tender Offer for Shares and ADSs of Mavesa S.A. (available February 20, 2001); Exchange Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and ADSs of BBVA Banco Frances (available April 19, 2001); Cash Tender Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and ADSs of Banco Ganadero, S.A. (available March 9, 2001); Exchange Offer by Banco Santander Central Hispano, S.A. for Class B Shares and ADSs of Banco Rio de la Plata (available June 20, 2000); and Exchange Offers by Telefonica S.A. for Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefonica del Peru, S.A. and Telefonica de Argentina S.A. (available June 5, 2000).

Rule 14e-5 Issues

Rule 14e-5 (formerly Rule 10b-13), among other things, prohibits a person making a cash tender offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security (or any security which is immediately convertible into or exchangeable for such security), otherwise than pursuant to such offer, from the time the offer is publicly announced until its expiration. We note that, read literally, Rule 14e-5 could be interpreted to prohibit purchases of Shares pursuant to the Chilean Offer after the announcement of the U.S. Offer.

In the Cross Border Release, the Commission has eliminated, subject to compliance with certain conditions, the provisions of Rule 14e-5 for cross-border tender offers in which United States shareholders represent less than 10% of the outstanding shares of an issuer and has provided for continued review of exemption requests, on a case by case basis, in situations, such as the instant case, where United States ownership we believe exceeds 10%.

We believe the exemptive relief required from Rule 14e-5 with respect to the Chilean Offer is, in large measure, contemplated by or consistent with the exemptive relief granted in connection with other, similarly structured tender offers. See the AES Letter; the Endesa Letters; and the IVAX Letter, as discussed above. In these letters, the bidder was granted exemptive relief from the application of Rule 14e-5 in the context of dual offers in the United States and Chile for shares and ADSs.

See also the following letters, among others, where the Commission recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws of a different country. In each case, the Commission provided the bidder with an exemption from Rule 14e-5 so that the non-U.S. offers could be made during the pendency of the U.S. Offer. See Exchange Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and ADSs of BBVA Banco Frances (available April 19, 2001); Cash Tender Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and ADSs of Banco Ganadero, S.A., (available March 9, 2001); Exchange

Offer by Banco Santander Central Hispano, S.A. for Class B Shares and ADSs of Banco Rio de la Plata (available June 20, 2000); and Exchange Offers by Telefonica S.A. for Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefonica del Peru, S.A. and Telefonica de Argentina S.A. (available June 5, 2000).

Because the proposed dual offer structure involves purchases pursuant to a foreign tender offer, it does not present the same risks as would open market purchases and the policies forming the basis for Rule 14e-5 will not be violated by the exemption being requested. The Bidders' intention to make purchases pursuant to the Chilean Offer and the purchases themselves will be fully disclosed to U.S. shareholders who will be assured the benefit of the same price paid in the transactions occurring outside of the U.S. Offer.

Relief Requested

Rule 14d-10(a)(1) Relief

The Bidders hereby respectfully request exemptive relief from Rule 14d-10(a)(1) under the Exchange Act with respect to the Chilean Offer and the U.S. Offer in order that the dual offer structure as described in this letter may proceed as contemplated.

14e-5 Relief

In addition, the Bidders hereby request exemptive relief from Rule 14e-5 under the Exchange Act to allow the Bidders and their affiliates, financial advisors and Chilean stockbroker for the Chilean Offer, and other nominees or brokers of the Bidders, in each case acting as agents for the Bidders, to purchase Shares pursuant to the Chilean Offer after the public announcement, but prior to the expiration, of the U.S. Offer. Such arrangements to purchase may include the solicitation and facilitation of tenders of Shares pursuant to the Chilean Offer.

If you wish further information or to discuss these matters further, please call either Maureen Brundage or David Johansen at (212) 819-8200.

Very truly yours,

White & Case LLP